                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     Children's Comprehensive Services, Inc.
                                (Name of Issuer)




                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)



                                    16875K202
                                    ---------
                                 (CUSIP Number)

      Michael Lindley                                  Andrea Barach
Ameris Acquisition, Inc. and               Boult, Cummings, Conners & Berry, PLC
   KIDS Holdings, Inc.                              414 Union Street
 1114 17th Avenue South                          Nashville, Tennessee 37219
 Nashville, Tennessee 37212                           (615) 244-2582
      (615) 327-4440
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)





                                 August 8, 2001
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


                         (Continued on following pages)

CUSIP NO. 16875K202               SCHEDULE 13D
          ---------               ------------

                    1   NAME OF REPORTING PERSONS                                         Ameris Acquisition, Inc.
                                                                                          ------------------------
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        (ENTITIES ONLY)                                                   I.R.S. I.D. #62-1857255
                                                                                          ------------------------
                    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [ ] (b) [x]
                                                                                          ------------------------
                    3   SEC USE ONLY
                                                                                          ------------------------
                    4   SOURCE OF FUNDS (See Instructions)                                        BK, OO
                                                                                          ------------------------
                    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
                        PURSUANT TO ITEMS 2(d) or 2(e)                                              [ ]
                                                                                          ------------------------
                    6   CITIZENSHIP OR PLACE OF ORGANIZATION                                State of Tennessee
                                                                                          ------------------------
NUMBER OF SHARES    7   SOLE VOTING POWER                                                            0
BENEFICIALLY                                                                              ------------------------
OWNED BY            8   SHARED VOTING POWER                                                       707,582
REPORTING PERSON                                                                          ------------------------
WITH                9   SOLE DISPOSITIVE POWER                                                       0
                                                                                          ------------------------
                    10  SHARED DISPOSITIVE POWER                                                     0
                                                                                          ------------------------
                    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                          ------------------------
                    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                        SHARES*                                                                     [ ]
                                                                                          ------------------------
                    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                           9.8%
                                                                                          ------------------------
                    14  TYPE OF REPORTING PERSON*                                                   CO
                                                                                          ------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ameris Acquisition, Inc. or KIDS Holdings, Inc. that it is the beneficial owner of any of the common stock of Children's Comprehensive Services, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the common stock, $.01 par value per share (the "Issuer Common Stock"), of Children's Comprehensive Services, Inc., a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3401 West End Avenue, Suite 400, Nashville, Tennessee 37203.

Item 2.  Identity and Background.

         (a) The name of the person filing this statement is Ameris Acquisition, Inc., a Tennessee corporation, ("Ameris") and its owner, KIDS Holdings, Inc., a Tennessee corporation ("KIDS Holdings").

         (b) The address of the principal office and principal business of Ameris and KIDS Holdings is 1114 17th Avenue South, Nashville, Tennessee 37212.

         (c) KIDS Holdings, and its wholly owned subsidiary, Ameris, are corporations newly formed by individuals who have had experience in providing services to at-risk and troubled youth. Set forth in Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each person that controls Ameris or KIDS Holdings and each of the directors and executive officers of such corporations, as of the date hereof.

         (d) During the past five years, neither Ameris, KIDS Holdings nor, to Ameris's or KIDS Holdings' knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither Ameris, KIDS Holdings nor, to Ameris's or KIDS Holdings' knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f) Except as indicated on Schedule A, each of the individuals named therein is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement For Statutory Merger dated as of August 8, 2001 (the "Merger Agreement"), by and among KIDS Holdings, its wholly owned subsidiary, Ameris Acquisition, Inc. ("Ameris"), and the Issuer, and subject to the conditions set forth therein, Ameris will be merged with and into the Issuer (the "Merger"), with each share of Issuer Common Stock being converted into the right to receive $6.00 in cash as set forth in the Merger Agreement (the "Merger Consideration"). The cash portion of the Merger Consideration will be paid from the proceeds of financing being obtained by Ameris and KIDS Holdings from Heller Healthcare Finance, Inc. The Merger is subject to the approval of the Merger Agreement by the shareholders of the Issuer and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

Item 4.  Purpose of Transaction.

         (a) - (b) As described in Item 3 above, this Schedule 13D relates to the Merger of Ameris with and into Issuer in a merger pursuant to the Tennessee Business Corporation Act. At the effective time of the Merger, the separate existence of Ameris will cease to exist and the Issuer will continue as the surviving corporation and as a wholly owned subsidiary of KIDS Holdings (the "Surviving Corporation"). Holders of outstanding Issuer Common Stock will receive the Merger Consideration in exchange for each share of Issuer Common Stock held by them immediately prior to the Merger.

As an inducement to Ameris to enter into the Merger Agreement, certain shareholders (collectively, the "Shareholders") of the Issuer have entered into a Voting Agreement, dated as of August 8, 2001 (together with the related irrevocable proxy, the "Voting Agreement"), with Ameris pursuant to which the Shareholders have agreed to vote an aggregate of 707,582 shares of Issuer Common Stock (the "Shares") beneficially owned by the Shareholders in favor of approval and adoption of the Merger Agreement and of the Transaction (as defined in the Voting Agreement). Further, by their execution of the Voting Agreement, each Shareholder has irrevocably appointed Ameris, or any nominee of Ameris (the "Attorney") as his lawful attorney and proxy. Such proxy gives the Attorney the limited right to vote the Shares in all matters related to the Merger. The Shareholders and the number of Shares subject to the Voting Agreement are set forth in Schedule B hereto, which is incorporated herein by reference. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the form of Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

In exercising its right to vote the Shares as lawful attorney and proxy of the Shareholders, the Attorney will be limited, at every Issuer shareholders' meeting and every written consent in lieu of such meeting, to vote the Shares in favor of approval of the Merger and the Merger Agreement. The Shareholders may vote the Shares on all other matters. The Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

As a result of the foregoing, Ameris and each Shareholder may be deemed to have formed a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The filing of this Schedule 13D shall not be construed as an admission that Ameris is, for the purposes of
Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D. KIDS Holdings and Ameris expressly disclaim beneficial ownership of any shares of Issuer Common Stock that are covered by the Voting Agreement.

         (c) KIDS Holdings anticipates entering into agreements to sell certain assets of the Surviving Corporation.

         (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be the existing directors of Ameris, who are Michael
         G. Lindley, Martin Weber, and J. Rainer Twiford. The officers of the Surviving Corporation shall be the existing officers of Ameris, who are Michael G. Lindley, as President, and J. Rainer Twiford, as Secretary, until their respective successors are duly elected or appointed and qualified.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f) Not applicable.

         (g) Upon consummation of the Merger, the Charter of Ameris, as in effect immediately prior to the Merger, shall be the Charter of the Surviving Corporation until thereafter amended as provided by the Tennessee Business Corporation Act and such Charter; provided, however, that Article I of the Charter of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is Children's Comprehensive Services, Inc.". Upon consummation of the Merger, the Bylaws of Ameris, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended; provided, however, that the Bylaws shall be amended to reflect the name change to Children's Comprehensive Services, Inc.

         (h) - (i) Upon consummation of the Merger in accordance with the Merger Agreement, the Issuer Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from The Nasdaq Stock Market's National Market.

         (j) Other than as described above, KIDS Holdings currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although KIDS Holdings reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

         (a) - (b) As a result of the Voting Agreement, Ameris may be deemed to be the beneficial owner of the Shares. Such Issuer Common Stock constitutes approximately 9.8% of the issued and outstanding shares of Issuer Common Stock based on 7,228,202 outstanding shares of Issuer Common Stock represented by the Issuer as outstanding as of August 8, 2001 in the Merger Agreement.

Ameris has shared power to vote all of the Shares for the limited purposes described above in connection with the Voting Agreement. However, (i) Ameris does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock pursuant to the Voting Agreement and (ii) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Voting Agreement. As a result of the foregoing, Ameris and each Shareholder may be deemed to have formed a "group" within the meaning of Section 13(d) of the Exchange Act. The filing of this
Schedule 13D shall not be construed as an admission that Ameris is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D. Ameris expressly disclaims beneficial ownership of any shares of Issuer Common Stock that are covered by the Voting Agreement. To the best of Ameris's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A, except that Sam Lewis owns 24,831 shares of Issuer.

         (c) Neither Ameris nor, to the knowledge of Ameris, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Item 4 and incorporated herein by reference, to the knowledge of Ameris, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

         The following documents are filed as exhibits:

         1. Agreement For Statutory Merger dated as of August 8, 2001, by and among KIDS Holdings, Inc., a Tennessee corporation, Ameris Acquisition, Inc., a Tennessee corporation and Children's Comprehensive Services, Inc., a Tennessee corporation.*

         2. Voting Agreement, dated as of August 8, 2001, by and among Ameris Acquisition, Inc., a Tennessee corporation, and certain shareholders of Children's Comprehensive Services, Inc., a Tennessee corporation.

         3. Heller Healthcare Finance, Inc. financing commitment, dated as of August 6, 2001.

* Incorporated herein by reference to Exhibit 2.1 of the current report on Form 8-K filed by Children's Comprehensive Services, Inc. with the Securities and Exchange Commission on August 10, 2001 (the "Exhibit").

                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 2001

                                    AMERIS ACQUISITION, INC.



                                    By: /s/ Michael G. Lindley
                                        ----------------------------------------
                                        Michael G. Lindley
                                             President


                                    KIDS HOLDINGS, INC.



                                    By: /s/ Michael G. Lindley
                                        ----------------------------------------
                                        Michael G. Lindley
                                             President

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               KIDS HOLDINGS, INC.

                          PRESENT PRINCIPAL OCCUPATION
                           INCLUDING NAME OF EMPLOYER
                                (IF OTHER THAN
      NAME                  AMERIS ACQUISITION, INC.)              ADDRESS OF EMPLOYER
      ----                  -------------------------              -------------------

INSIDE DIRECTORS (INDICATED
WITH "*") AND
EXECUTIVE OFFICERS OF
AMERIS ACQUISITION, INC.

Michael G. Lindley*        Private investor and             1114 17th Avenue South, Suite 205
                           President and Director of        Nashville, TN 37212
                           Ameris Acquisition, Inc. and
                           KIDS Holdings, Inc.
                                                            -----------------------------------------
                                                            -----------------------------------------

Martin Weber*              Executive Director of Triad      9845 Horn Road, Suite 270
                           Family Services, Inc., and       Sacramento, CA 95827
                           Director of KIDS Holdings, Inc.
                                                            -----------------------------------------
                                                            -----------------------------------------

J. Rainer Twiford*         President of Capital             Two Metroplex Dr., Suite 111
                           Strategies Advisors, and         Birmingham, AL 35209
                           Secretary and Director of
                           KIDS Holdings, Inc.
                                                            -----------------------------------------
                                                            -----------------------------------------
                                                            -----------------------------------------
Sam J. Lewis, Jr.          Private investor (control        1114 17th Avenue South, Suite 205
                           person of KIDS Holdings, Inc.)   Nashville, TN 37212
                                                            -----------------------------------------
                                                            -----------------------------------------

                                   SCHEDULE B

                                               SHARES BENEFICIALLY OWNED
STOCKHOLDER                              SUBJECT TO THE SHAREHOLDER AGREEMENT
-----------                              ------------------------------------
William J. Ballard                                       43,050
Amy S. Harrison                                         324,579
Martha A. Petrey, Ph.D.                                 304,579
Thomas B. Clark                                            0
Joseph A. Fernandez, Ed.D.                                3,470
David L. Warnock                                         31,904
















                                      B-1